14049772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/25

SEC Mail Processing Section
MAR 18 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69154

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Reorient Financial Markets (USA) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Unit 1102-03, 11/F Far East Finance Centre, 16 Harcourt Road
(No. and Street)

Admiralty	Hong Kong	Foreign
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ringo Lo — (852) 2843-1419
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cowan, Gunteski & Co., P.A.
(Name – if individual, state last, first, middle name)

730 Hope Road	Tinton Falls	NJ	07724
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OD 3/27/14

DECLARATION

I, Lo Ming Kit holder of H.K. Identity Card No: C 657809 (6)

of Flat D, 43/F, Tower 6, Park Avenue, 18 Hoi Ting Rd, Kowloon

solemnly and sincerely declare that:

As refer to the attachment "A", I declare that the statement in attachment "A" is true and correct. The statement reflects that the documents provided by us to the US auditor are true and correct.

民政事務總署
HOME AFFAIRS DEPARTMENT

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the Oaths and Declarations Ordinance.

Declared at **Central & Western District Office**,
in the Hong Kong Special Administrative Region
this day of 11 MAR 2014,
~~through the interpretation of~~
of
the said interpreter having been also first ~~declared~~ that he/she* had truly, distinctly and audibly interpreted the contents of this document to the declarant, ~~and that he/she* would truly and faithfully interpret the declaration about to be administered to him/her*.~~

Before me,

WONG Yam-pui
Commissioner for Oaths

(signature of declarant)

~~I, , of~~
, solemnly and sincerely declare that I well understand the English ~~and Chinese~~ languages and that I have truly, distinctly and audibly interpreted the contents of this document to the declarant, and that I will truly and faithfully interpret the declaration about to be administered to him/her*.

Declared at
in the Hong Kong Special Administrative Region
this day of
Before me,

Commissioner for Oaths

(signature of interpreter)

*Please delete where appropriate

HAD 5(S) Rev. 1/2002

This is the exhibit marked A referred to in the declaration of Lo Ming Kit declared before me on March 11, 2014

WONG Yam-pui
Commissioner for Oaths
Central & Western District Office

AFFIRMATION

I, Ringo Lo Ming Kit, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Reorient Financial Markets (USA) LLC for the year ended December 31, 2013 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Mar 11, 2014

Signature Date

Lo Ming Kit

Title: CFO

Subscribed and Sworn to before me

on this ___ day of March 2014

Notary Public

REORIENT FINANCIAL MARKETS (USA) LLC
(SEC. I.D. No. 8-69154)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2013
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

This report is deemed PUBLIC

REORIENT FINANCIAL MARKETS (USA) LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

COWAN, GUNTESKI & CO., P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

Board of Directors
Reorient Financial Markets (USA) LLC:

We have audited the accompanying statement of financial condition of Reorient Financial Markets (USA) LLC, (the Company) as of December 31, 2013, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reorient Financial Markets (USA) LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Reorient Financial Markets (USA) LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cowan, Gunteski & Co., P.A.

Tinton Falls, NJ
March 14, 2014

Reply to: 730 Hope Road | Tinton Falls | NJ 07724 | Phone: 732.676.4100 | Fax: 732.676.4101
40 Bey Lea Road, Suite A101 | Toms River | NJ 08753 | Phone: 732.349.6880 | Fax: 732.349.1949
Member of CPAmerica International
Auditors of SEC Registrants under the PCAOB
www.CowanGunteski.com

REORIENT FINANCIAL MARKETS (USA) LLC

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 1,269,303
Other assets	11,343
Total Assets	$ 1,280,646
Liabilities and Member's Equity	
Liabilities	
Accrued expenses	32,745
Subordinated borrowings - related party	$ 750,000
Total Liabilities	782,745
Member's Equity	
Member's capital	497,901
Total Member's Equity	497,901
Total Liabilities and Member's Equity	$ 1,280,646

See the accompanying notes to financial statements.

REORIENT FINANCIAL MARKETS (USA) LLC

Statement of Operations
For the Year Ended December 31, 2013

Expenses		
Interest expense	$	24,945
Insurance		11,000
Professional fees		8,000
License		6,788
Other expenses		1,343
Total Expenses		52,076
Loss Before Income Taxes		(52,076)
Income taxes		-
Net Loss	$	(52,076)

See the accompanying notes to financial statements.

REORIENT FINANCIAL MARKETS (USA) LLC

Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2013

Balance – Beginning of Year	$	--
Subordinated borrowings during 2013		750,000
Balance – End of Year	$	750,000

See the accompanying notes to financial statements.

REORIENT FINANCIAL MARKETS (USA) LLC.

Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

	Member's Capital	Accumulated Losses	Total
Balance - Beginning of Year	$ 5,000	$ (23)	$ 4,977
Capital Contribution	545,000	--	545,000
Net Loss	--	(52,076)	(52,076)
Balance - End of Year	$ 550,000	$ (52,099)	$ 497,901

See the accompanying notes to financial statements.

REORIENT FINANCIAL MARKETS (USA) LLC

Statement of Cash Flows
For the Year Ended December 31, 2013

Cash Flows from Operating Activities		
Net loss	$	(52,076)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in:		
Other assets		(11,343)
Increase in:		
Accrued expenses		32,725
Net Cash Used in Operating Activities		(30,694)
Cash Flow from Financing Activities		
Proceeds from subordinated borrowings- related party		750,000
Proceed from capital contribution		545,000
Net Cash Provided by Financing Activities		1,295,000
Changes in Cash		1,264,306
Cash - Beginning of Year		4,997
Cash - End of Year	$	1,269,303
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Interest	$	--
Taxes	$	--

See the accompanying notes to financial statements.

NOTE A. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Reorient Financial Markets (USA) LLC (the "Company") is a securities broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed in August 2012 as a limited liability company (LLC) in the State of Delaware and has elected to be taxed as a Corporation under guidelines of the U.S. Internal Revenue Code. The company is engaged in a single line of business as a securities broker-dealer primarily involved with assisting US institutional clients with trading securities in Asian markets. The Company is 100% owned by Wise Point Holdings Limited which is 100% owned by Reorient Group Limited.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to significant concentrations of credit risk consist primarily of cash. The Company maintains its cash in an account with a major financial institution in the United States in the form of demand deposits. All cash is held at a single financial institution. Deposits in banks may exceed the amounts of Federal Deposit Insurance Corporation ("FDIC") insurance limits provided on such deposits, currently $250,000. As of December 31, 2013, approximately $1,019,000 was subject to such risk.

Income Taxes

The Company was formed as a limited liability company (LLC) and has elected to be treated as a corporation for Federal and State income tax purposes. The Company accounts for income taxes under the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 "Income Taxes" ("Topic 740") which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax basis of the assets and liabilities and their reported amounts on the financial statements. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized. At December 31, 2013, the entire deferred tax asset, which arises primarily from the Company's net operating losses, has been fully reserved because management has determined that it was not "more likely than not" that the net operating loss carry forwards would be realized in the future.

The Company does not believe it has any uncertain tax positions deemed material at December 31, 2013. The Company believes it is subject to U.S. federal and state income tax examinations by tax authorities for all tax periods. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. At December 31, 2013, the Company had no accrued interest or penalties. The Company currently has no federal or state examinations in process nor has the Company had any federal or state examinations since its' inception.

NOTE A. Nature of Business and Summary of Significant Accounting Policies (Continued)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. At December 31, 2013, the Company had no cash equivalents.

Fair Value Measurements

FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

NOTE B. New Authoritative Guidance

Management does not believe that any recently issued but not yet effective accounting pronouncements, if adopted, would have an effect on the accompanying financial statements.

NOTE C. Subordinated Borrowings - Related Party

On April 8, 2013 and May 20, 2013, the Company borrowed $300,000 and $450,000, respectively, from Reorient Group Limited, its ultimate parent. The loans are payable three years from date of issuance and incur interest at 5% per annum. The maturity dates of these loans shall automatically extend an additional year unless Reorient Group Limited notifies the Company in writing, with a copy to FINRA, on or before the day thirteen months preceding the maturity dates that the loans are not extended. The loans are subordinated with respect to the payment of principal and interest, as defined in the agreements, to the payment in full of all present and future claims of the Company not similarly subordinated. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. Interest expense in the year ended December 31, 2013 amounted to $24,945.

NOTE D. Income Taxes

At December 31, 2013, the Company had unused net operating loss carry forwards of $52,099, which expire beginning in 2032.

The components of deferred income taxes at December 31, 2013 are as follows:

Net operating loss carry forward	$ 17,714
Valuation allowance	(17,714)
Net deferred tax asset	$ -

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 34% to pretax income from continuing operations for the period ended December 31, 2013 as follows:

U.S. Statutory Rate	34%
Valuation allowance	(34%)
	-

NOTE E. Member's Equity

At December 31, 2013, the Company was 100% owned by Wise Point Holdings Limited which is 100% owned by Reorient Group Limited.

NOTE F. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides for an alternative net capital requirement which the Company has elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of aggregate debit items arising from customer transactions. At December 31, 2013, the Company had net capital of $1,236,558 which was $986,558 in excess of its required net capital of $250,000. The Company's net capital ratio was .60 to 1.

SCHEDULE I

REORIENT FINANCIAL MARKETS (USA) LLC

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934
December 31, 2013

Member's Equity	$ 497,901
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	750,000
Total capital and allowable subordinated liabilities	1,247,901
Deduct:	
Non-allowable asset - other assets	11,343
Net Capital	$ 1,236,558
2 percent of aggregate debit items as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation	--
Minimum dollar net capital requirement	250,000
Net Capital Requirement (the greater of $250,000 or 2% of aggregate debit items - as defined)	250,000
Excess Net Capital (net capital less net capital requirements)	986,558
Net Capital in excess of the greater of 5% of aggregate debit items or 120% of minimum net capital requirement	936,558
Percentage of Net Capital to Aggregate Debits	-
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	.60 to 1
Reconciliation with Company's Computation	
Net capital - as reported in part II of the Company's unaudited focus report	$ 1,269,303
Company adjustments to accrue interest and professional fees	32,745
Net Capital Per Above	$ 1,236,558

SCHEDULE II

REORIENT FINANCIAL MARKETS (USA) LLC

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934
December 31, 2013

A reserve requirement has not been computed as the Company is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(i)

COWAN, GUNTESKI & CO., P.A.
Certified Public Accountants and Consultants

Board of Directors
Reorient Financial Markets (USA) LLC:

In planning and performing our audit of the financial statements of Reorient Financial Markets (USA) LLC (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Reply to: 730 Hope Road | Tinton Falls | NJ 07724 | Phone: 732.676.4100 | Fax: 732.676.4101
40 Bey Lea Road, Suite A101 | Toms River | NJ 08753 | Phone: 732.349.6880 | Fax: 732.349.1949
Member of CPAmerica International
Auditors of SEC Registrants under the PCAOB
www.CowanGunteski.com

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cowan, Gunteski & Co., P.A.

Tinton Falls, NJ
March 14, 2014